Exhibit 99.1

Silvercorp Offer for OreCorp to Expire March 22, 2024

Trading Symbol: TSX: SVM
                            NYSE AMERICAN: SVM

VANCOUVER, BC, March 15, 2024 /CNW/ - Silvercorp Metals Inc. ("Silvercorp" or the "Company") (TSX: SVM) (NYSE American: SVM) reminds its shareholders, and shareholders of OreCorp Limited ("OreCorp") (ASX:ORR), that its off-market takeover bid for all of the ordinary shares in OreCorp that it does not already own ("Silvercorp Offer") will close at 7:00pm (Sydney time) on March 22, 2024.

Silvercorp notes that as of market close on Thursday March 14, 2024 the Silvercorp Offer has an implied value of A$0.60 per OreCorp share1. This represents a 9% premium to the Perseus Mining Limited ("Perseus") offer. Silvercorp encourages all OreCorp shareholders to accept the Silvercorp Offer without delay.

In the event that the 50.1% minimum acceptance condition is not met, Silvercorp will return all shares tendered already back to OreCorp shareholders when the Silvercorp Offer closes.

Silvercorp further notes that Perseus has yet to announce that it has received merger approval for the acquisition of control of OreCorp from the Tanzanian Fair Competition Commission ("FCC"), a key condition to its offer.  Silvercorp reminds OreCorp shareholders that it has received such FCC approval, which removes an element of uncertainty that remains attached to the Perseus offer.

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company's strategy is to create shareholder value by 1) focusing on generating free cashflow from long life mines; 2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) long term commitment to responsible mining and ESG. For more information, please visit our website at www.silvercorpmetals.com.

_____________________________
[1]All data from S&P. Closing SVM.NYSEA price at March 14, 2024 of US$2.81 per share, USD/ASD of 1.518. Silvercorp offer consists of A$0.19 in cash and 0.0967 Silvercorp shares per OreCorp share.

For further information

Silvercorp Metals Inc.

Lon Shaver

President

Phone: (604) 669-9397

Toll Free 1(888) 224-1881

Email: investor@silvercorp.ca

Website: www.silvercorpmetals.com

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian and US securities laws (collectively, "forward-looking statements"). Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategies", "targets", "goals", "forecasts", "objectives", "budgets", "schedules", "potential" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

Actual results may vary from forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks relating to: the Company's off-market takeover bid for all of the ordinary shares in OreCorp; regulatory approvals, global economic and social impact of COVID-19; fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company's existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company's Annual Information Form under the heading "Risk Factors" and in the Company's Annual Report on Form 40-F, and in the Company's other filings with Canadian and U.S. securities regulators.  Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended.  Accordingly, readers should not place undue reliance on forward-looking statements.

The Company's forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management's assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Additional information related to the Company, including Silvercorp's Annual Information Form, can be obtained under the Company's profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on the Company's website at www.silvercorpmetals.com.

View original content to download multimedia:https://www.prnewswire.com/news-releases/silvercorp-offer-for-orecorp-to-expire-march-22-2024-302090180.html

SOURCE Silvercorp Metals Inc

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/March2024/15/c1350.html

%CIK: 0001340677

CO: Silvercorp Metals Inc

CNW 02:39e 15-MAR-24